February 29, 2012

Via EDGAR

Linda Cvrkel, Branch Chief
Heather Clark
United States
Securities and Exchange Commission
Washington, DC 20549

Re:	Great China Mania Holdings, Inc. Form 10-K for the year ended December 31, 2010 Filed April 15, 2011 File No. 000-54446

Dear Ms Cverkel and Ms. Clark

In response to your letter to us dated February 10, 2012 requesting additional commentary specific to the below comments,  we are submitting our responses as follows:

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 3 – Disposal of GEBD BVI, page F-8

1.   We note the changes made to your financial statements for 2009 and 2010 in response to our prior comment number one.  However, it does not appear that the company properly restated its financial statements in response to our prior comment.  In this regard, we note that the net loss from discontinued operations that should be reflected in the company’s consolidated statement of income for 2010 should be a loss of $128,991 rather than income of $338,717 as currently presented, based on the disclosures provided in Note 15.

Ms. Cvrkel/Clark
Securities and Exchange Commission
March 13, 2012

In a related matter, the net income attributable to the non-controlling interest that should be reflected in the statement of changes in stockholders and allocated to the non- controlling interest should be $1,048,472 based on the disclosures provided in Note 15, rather than $1,994,006 as currently disclosed.  It appears that this would also result in an increased loss on the disposal of GEBD BVI of $945,534.  Please note that other comprehensive income should not be reflected as a component of your net earnings in your statement of operations.  Please advise or revise as appropriate.

RESPONSE: We have updated the report per your comments and are filing an amended version simultaneous with this correspondence.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2011

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements (Unaudited), page 6
Note 18 - Pro Forma Statements of Income, page 14

2.   Your interim financial statements for the 2010 periods included in your Quarterly Reports on Form 10-Q/A also appear to be misstated.  In this regard, it appears that you have reflected total comprehensive income of the discontinued operations as a component of your net earnings for the 2010 periods rather than only the net earnings from the discontinued operations.  Please revise to reflect only the net earnings of the discontinued entity in your net income for the 2010 periods.

RESPONSE: We have updated the report per your comments and are filing an amended version simultaneous with this correspondence.

Sincerely,

GREAT CHINA MANIA HOLDINGS, INC.

/s/ Yau Wai Hung
Chief Executive Officer